                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                 FORM 11-K


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended          December 31, 1993


                                    OR


         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934


         For the transition period from             to

         Commission file number 1-4682

     A. Full title of the plan, if different from that of the issuer named below:

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Thomas & Betts Corporation
                            1555 Lynnfield Road
                         Memphis, Tennessee  38119

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN

                                   INDEX

Financial Statements and Exhibits.                     Page No.
     Financial Statements:
          Statement of Financial Condition -
           Combined Funds - December 31,
           1993 and 1992.                                  3-4

          Statement of Income and Changes in
           Plan Equity - Combined Funds - Years
           Ended December 31, 1993, 1992,
               and 1991.                                   5

          Statement of Financial Condition -
           December 31, 1993 and 1992 and
           Statement of Income and Changes in
           Plan Equity - Years Ended December 31,
           1993, 1992, and 1991 for the following:

               T&B Stock Fund                              6-7

               Vanguard Money Market Reserves -
                   Federal Portfolio                       8-9
               Vanguard Short-Term Federal
                    Bond Fund                             10-11
               Vanguard Index Trust - 500
                    Portfolio                             12-13
               Vanguard World Fund, U.S.
                    Growth Portfolio                      14-15
               Vanguard Wellington Fund                   16-17

               Guaranteed Interest Fund                   18-19
               Employee Loan Fund                         20-21
          Notes to Financial Statements                   22-27

          Schedules:
           Schedules I, II, and III have been
            omitted because the required infor-
            mation is shown in the financial
            statements.
          Independent Auditors' Report                    28

     Signatures                                           29

     Exhibits:
          Auditors' Consent

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                              COMBINED FUNDS
December 31                                  1993          1992
PLAN ASSETS

Investments:
  Common stock of Thomas & Betts
    Corporation at market value -
    66,011 and 51,319 shares (cost
    $3,831,974 and $2,779,484 in 1993
    and 1992, respectively)             $ 3,861,617   $ 3,361,408
  VMMR Federal Portfolio at market value
    which approximates cost              17,848,406    11,457,517
  Vanguard Short-Term Federal Bond
    Fund at market value (cost
    $1,512,686 and $457,296 in 1993
    and 1992, respectively)               1,496,058       448,412
  Vanguard Index Trust Fund at market
    value (cost $6,609,530 and $3,656,084
    in 1993 and 1992, respectively)       7,127,473     4,742,290
  Vanguard Growth Fund at market value
    (cost $5,540,804 and $5,123,254 in
    1993 and 1992, respectively)          5,655,316     5,380,837
  Vanguard Wellington Fund at market
    value (cost $9,948,556 and $4,819,227
    in 1993 and 1992, respectively)      10,276,366     4,871,270
  First Atlanta Guaranteed Interest
    Fund                                          -     5,289,026
  Principal Mutual Guaranteed
    Interest Fund                                 -     4,208,798
  Metropolitan Life Guaranteed
    Interest Fund                         8,548,005     9,598,413
  Employee Loan Fund                      2,268,628     1,912,737
Employee loan payments receivable            87,728        67,721
Receivable from Thomas & Betts Corporation:
  Employee contributions                    467,600       454,222
  Corporation contributions                 220,322       167,079

                                            687,922       621,301

TOTAL ASSETS                            $57,857,519   $51,959,730


PLAN LIABILITIES AND EQUITY

Liabilities - accrued withdrawals,
  distributions and forfeitures          $        -    $  202,247
Plan equity - including net unrealized
  appreciation of investments            57,857,519    51,757,483

TOTAL LIABILITIES AND EQUITY            $57,857,519   $51,959,730

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                 COMBINED FUNDS
Years ended December 31                    1993        1992          1991
Rollover from Holmberg Electronics
  Corporation Cash or Deferred Trust $         -  $         -  $   967,507

Rollover from FL Industries Investment
  & Savings Plan                               -   15,346,465            -

Investment Income:
  Dividends on Thomas & Betts
  Corporation common stock               130,829       80,550      112,232

  Interest and other dividends         2,512,481    2,929,577    2,634,392

                                       2,643,310    3,010,127    2,746,624

Capital gain distribution                      -            -       11,695

Net realized gain on sales
of investments                            14,966      299,894       81,666

Unrealized appreciation of investments    84,887      514,920    1,226,741

Contributions:
  Employees                            6,534,368    5,134,045    4,240,563
  Thomas & Betts Corporation           2,129,734    1,764,799    1,389,739

                                       8,664,102    6,898,844    5,630,302

Administrative expenses                  (46,215)     (23,542)           -
Withdrawals, distributions and
  forfeitures                         (5,261,014) (11,536,920)  (4,828,237)

Income and changes in plan equity
  for the year                         6,100,036   14,509,788    5,836,298

Plan equity at beginning of year      51,757,483   37,247,695   31,411,397

Plan equity at end of year           $57,857,519  $51,757,483  $37,247,695

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                              T&B STOCK FUND

December 31                                  1993          1992
PLAN ASSETS

Investments:

  Common stock of Thomas & Betts
  Corporation at market value - 66,011
  and 51,319 shares (cost $3,831,974
  and $2,779,484 in 1993 and 1992,
  respectively)                          $3,861,617    $3,361,408

Employee loan payments receivable             8,076         7,024

Receivable from Thomas & Betts Corporation:
  Employee contributions                     43,431        33,820
  Corporation contributions                  20,400        12,029

                                             63,831        45,849

TOTAL ASSETS                             $3,933,524    $3,414,281



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -        13,771

TOTAL LIABILITIES                                 -        13,771

Plan equity - including net unrealized
appreciation of investments               3,933,524     3,400,510

TOTAL LIABILITIES AND EQUITY             $3,933,524    $3,414,281

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                                 T&B STOCK FUND

Years ended December 31                    1993         1992         1991
Rollover from Holmberg Electronics
  Corporation Cash or Deferred Trust  $        -   $        -   $   63,797

Investment Income:
  Dividends on Thomas & Betts
  Corporation common stock               130,829       80,550      112,232

  Interest                                     -            -        3,845

                                         130,829       80,550      116,077

Net realized gain (loss) on sales
of investments                           (43,476)     175,890       51,533

Unrealized appreciation (depreciation)
of investments                          (427,508)     132,987      473,120

Contributions:
  Employees                              579,950      375,999      384,300
  Thomas & Betts Corporation             207,965      130,172      124,737

                                         787,915      506,171      509,037

Withdrawals, distributions and
  forfeitures                           (238,572)    (696,541)    (539,184)
Administrative expenses                   (3,976)      (1,562)           -
Interfund transfers                      327,802      390,217     (259,924)

Income and changes in plan equity
  for the year                           533,014      587,712      414,456

Plan equity at beginning of year       3,400,510    2,812,798    2,398,342

Plan equity at end of year           $ 3,933,524  $ 3,400,510  $ 2,812,798

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                      VANGUARD MONEY MARKET RESERVES
                         FEDERAL PORTFOLIO (VMMR)

December 31                                  1993          1992
PLAN ASSETS

Investments:

  VMMR Federal Portfolio at market
    value which approximates cost       $17,848,406   $11,457,517

Employee loan payments receivable            40,133        39,835

Receivable from Thomas & Betts Corporation:
  Employee contributions                    184,158       233,778
  Corporation contributions                  94,238        88,914

                                            278,396       322,692

TOTAL ASSETS                            $18,166,935   $11,820,044



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -        46,938

TOTAL LIABILITIES                                 -        46,938

Plan equity - including net unrealized
appreciation of investments              18,166,935    11,773,106

TOTAL LIABILITIES AND EQUITY            $18,166,935   $11,820,044

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                VANGUARD MONEY MARKET RESERVES FEDERAL PORTFOLIO

Years ended December 31                    1993        1992          1991
Rollover from FL Industries
Investment & Savings Plan            $         -  $ 7,297,275  $         -

Interest income                          440,073      251,834            -

Contributions:
  Employees                            2,555,815    1,912,665            -
  Thomas & Betts Corporation             844,547      688,892            -

                                       3,400,362    2,601,557            -

Withdrawals, distributions and
  forfeitures                         (1,805,344)  (2,482,162)           -
Administrative expenses                  (18,008)      (8,088)           -
Interfund transfers                    4,376,746    4,112,690            -

Income and changes in plan equity
  for the year                         6,393,829                11,773,106              -

Plan equity at beginning of year      11,773,106            -            -

Plan equity at end of year           $18,166,935  $11,773,106   $

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                   VANGUARD SHORT-TERM FEDERAL BOND FUND

December 31                                  1993          1992
PLAN ASSETS

Investments:

  Vanguard Short-Term Federal
  Bond Fund at market value (cost
  $1,512,686 and $457,296 in 1993
  and 1992, respectively)                $1,496,058    $  448,412

Employee loan payments receivable             3,000         1,551

Receivable from Thomas & Betts Corporation:
  Employee contributions                     15,252         7,731
  Corporation contributions                   6,479         2,625

                                             21,731        10,356

TOTAL ASSETS                             $1,520,789    $  460,319



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -         1,839

TOTAL LIABILITIES                                 -         1,839

Plan equity - including net unrealized
depreciation of investments               1,520,789       458,480

TOTAL LIABILITIES AND EQUITY             $1,520,789    $  460,319

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     VANGUARD SHORT-TERM FEDERAL BOND FUND

Years ended December 31                    1993        1992          1991
Interest and dividend income          $   57,137   $    8,040    $       -

Net realized gain (loss) on
sales of investments                         906         (788)           -

Unrealized depreciation of investments    (9,070)      (8,884)           -

Contributions:
  Employees                              193,649       32,161            -
  Thomas & Betts Corporation              61,078       11,080            -

                                         254,727       43,241            -
Administrative expenses                     (620)         (56)           -
Withdrawals, distributions and
  forfeitures                            (56,632)        (749)           -
Interfund transfers                      815,861      417,676            -

Income and changes in plan equity
  for the year                         1,062,309                   458,480              -

Plan equity at beginning of year         458,480            -            -

Plan equity at end of year            $1,520,789   $  458,480   $        -

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                   VANGUARD INDEX TRUST - 500 PORTFOLIO

December 31                                  1993          1992
PLAN ASSETS

Investments:

  Vanguard Index Trust Fund at
  market value (cost $6,609,530
  and $3,656,084 in 1993 and
  1992, respectively)                    $7,127,473    $4,742,290

Employee loan payments receivable            12,297        10,390

Receivable from Thomas & Betts Corporation:
  Employee contributions                     71,543        57,013
  Corporation contributions                  30,959        19,653

                                            102,502        76,666

TOTAL ASSETS                             $7,242,272    $4,829,346



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -        19,433

TOTAL LIABILITIES                                 -        19,433

Plan equity - including net unrealized
appreciation of investments               7,242,272     4,809,913

TOTAL LIABILITIES AND EQUITY             $7,242,272    $4,829,346

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      VANGUARD INDEX TRUST - 500 PORTFOLIO

Years ended December 31                    1993        1992          1991
Rollover from Holmberg Electronics
  Corporation Cash or Deferred Trust  $        -   $        -   $  208,882

Interest and dividend income             166,494      160,150      125,240

Capital gain distributions                     -            -       11,695

Net realized gain on sales
of investments                            55,646      108,194       30,133

Unrealized appreciation of investments   329,520       81,191      753,621

Contributions:
  Employees                              995,265      732,360      557,035
  Thomas & Betts Corporation             294,054      225,054      175,447

                                       1,289,319      957,414      732,482

Administrative expenses                   (4,413)      (1,814)           -
Withdrawals, distributions and
  forfeitures                           (390,326)  (1,169,237)    (302,188)
Interfund transfers                      986,119      112,609      556,580

Income and changes in plan equity
  for the year                         2,432,359      248,507    2,116,445

Plan equity at beginning of year       4,809,913    4,561,406    2,444,961

Plan equity at end of year            $7,242,272   $4,809,913   $4,561,406

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                VANGUARD WORLD FUND, U.S. GROWTH PORTFOLIO

December 31                                  1993          1992
PLAN ASSETS

Investments:

  Vanguard Growth Fund at market
  value (cost $5,540,804 and
  $5,123,254 in 1993 and
  1992, respectively)                    $5,655,316    $5,380,837

Employee loan payments receivable             9,380         5,011

Receivable from Thomas & Betts Corporation:
  Employee contributions                     52,415        63,787
  Corporation contributions                  24,544        23,670

                                             76,959        87,457

TOTAL ASSETS                             $5,741,655    $5,473,305



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -        22,043

TOTAL LIABILITIES                                 -        22,043

Plan equity - including net unrealized
appreciation of investments               5,741,655     5,451,262

TOTAL LIABILITIES AND EQUITY             $5,741,655    $5,473,305

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                   VANGUARD WORLD FUND, U.S. GROWTH PORTFOLIO

Years ended December 31                    1993        1992          1991
Rollover from FL Industries
Investment & Savings Plan             $        -   $4,447,369   $        -

Interest and dividend income              78,885       89,509            -

Net realized gain (loss) on sales
of investments                           (53,624)      14,311            -

Unrealized appreciation (depreciation)
of investments                           (89,362)     257,583            -

Contributions:
  Employees                              957,725      422,604            -
  Thomas & Betts Corporation             330,972      144,581            -

                                       1,288,697      567,185            -

Administrative expenses                   (4,833)      (2,257)           -
Withdrawals, distributions and
  forfeitures                           (213,422)    (148,932)           -
Interfund transfers                     (715,948)     226,494            -

Income and changes in plan equity
  for the year                           290,393    5,451,262            -

Plan equity at beginning of year       5,451,262            -            -

Plan equity at end of year            $5,741,655   $5,451,262   $        -

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                         VANGUARD WELLINGTON FUND

December 31                                  1993          1992
PLAN ASSETS

Investments:

  Vanguard Wellington Fund at
  market value (cost $9,948,556
  and $4,819,227 in 1993 and
  1992, respectively)                   $10,276,366    $4,871,270

Employee loan payments receivable            14,843         3,910

Receivable from Thomas & Betts Corporation:
  Employee contributions                    100,801        58,093
  Corporation contributions                  43,702        20,188

                                            144,503        78,281

TOTAL ASSETS                            $10,435,712    $4,953,461



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -        19,959

TOTAL LIABILITIES                                 -        19,959

Plan equity - including net unrealized
appreciation of investments              10,435,712     4,933,502

TOTAL LIABILITIES AND EQUITY            $10,435,712    $4,953,461

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                            VANGUARD WELLINGTON FUND

Years ended December 31                    1993        1992          1991
Rollover from FL Industries
Investment & Savings Plan             $        -   $3,484,513   $        -

Interest and dividend income             543,503      157,473            -

Net realized gain on sales
of investments                            55,514        2,287            -

Unrealized appreciation of investments   281,307       52,043            -

Contributions:
  Employees                            1,251,964      375,087            -
  Thomas & Betts Corporation             391,118      108,356            -

                                       1,643,082      483,443            -

Administrative expenses                   (6,358)      (1,906)           -
Withdrawals, distributions and
  forfeitures                           (773,256)    (102,444)           -
Interfund transfers                    3,758,418      858,093            -

Income and changes in plan equity
  for the year                         5,502,210    4,933,502            -

Plan equity at beginning of year       4,933,502            -            -

Plan equity at end of year           $10,435,712   $4,933,502   $        -

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                         GUARANTEED INTEREST FUND

December 31                                  1993          1992
PLAN ASSETS

Investments:

  First Atlanta Mutual Guaranteed
    Interest Fund                       $         -   $ 5,289,026
  Principal Mutual Guaranteed
    Interest Fund                                 -     4,208,798
  Metropolitan Life Guaranteed
    Interest Fund                         8,548,005     9,598,413

                                          8,548,005    19,096,237

TOTAL ASSETS                            $ 8,548,005   $19,096,237



PLAN LIABILITIES AND EQUITY

Liabilities:
  Accrued withdrawals, distributions
  and forfeitures                                 -        78,264

TOTAL LIABILITIES                                 -        78,264

Plan equity                               8,548,005    19,017,973

TOTAL LIABILITIES AND EQUITY            $ 8,548,005   $19,096,237

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                            GUARANTEED INTEREST FUND

Years ended December 31                    1993        1992          1991
Rollover from Holmberg Electronics
Corporation Cash or Deferred Trust   $         -  $         -  $   687,424

Interest income                        1,079,813    2,137,421    2,392,569

Contributions:
  Employees                                    -    1,283,132    3,299,228
  Thomas & Betts Corporation                   -      456,704    1,089,555

                                               -    1,739,836    4,388,783

Withdrawals, distributions and
  forfeitures                         (1,651,293)  (6,658,956)  (3,853,363)
Administrative expenses                   (7,998)      (7,859)           -
Interfund transfers                   (9,890,490)  (6,564,869)    (741,244)

Income and changes in plan equity
  for the year                       (10,469,968)  (9,354,427)   2,874,169

Plan equity at beginning of year      19,017,973   28,372,400   25,498,231

Plan equity at end of year           $ 8,548,005  $19,017,973  $28,372,400

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                     STATEMENT OF FINANCIAL CONDITION
                            EMPLOYEE LOAN FUND

December 31                                  1993          1992
PLAN ASSETS

Employee Loans                           $2,268,628    $1,912,737

TOTAL ASSETS                             $2,268,628    $1,912,737




PLAN EQUITY                               2,268,628     1,912,737

TOTAL EQUITY                            $ 2,268,628    $1,912,737

See accompanying notes to financial statements.
/TABLE

                           THOMAS & BETTS CORPORATION
                           EMPLOYEES' INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                               EMPLOYEE LOAN FUND

Years ended December 31                    1993        1992          1991
Rollover from Holmberg Electronics
Corporation Cash or Deferred Trust    $        -   $        -   $    7,404

Rollover from FL Industries Investment
& Savings Plan                                 -      117,308            -

Interest income                          146,568      125,150      112,738

Withdrawals                             (132,169)    (277,899)    (133,502)

Interfund transfers                      341,492      447,087      444,588

Income and changes in plan equity
  for the year                           355,891      411,646      431,228

Plan equity at beginning of year       1,912,737    1,501,091    1,069,863

Plan equity at end of year            $2,268,628   $1,912,737   $1,501,091

See accompanying notes to financial statements.
/TABLE

                        THOMAS & BETTS CORPORATION
                        EMPLOYEES' INVESTMENT PLAN
                       NOTES TO FINANCIAL STATEMENTS

1. The accompanying financial statements have been prepared on an accrual basis. Security transactions are recorded on the trade date, and dividend income is recorded on the ex-dividend date. Security investments are carried at market value and the group annuity contracts are carried at net contribution value plus accumulated interest.

     On January 2, 1992, the Corporation acquired FL Holdings, Inc., operating as American Electric. As a result of this acquisition, the American Electric Investment and Savings plan was merged into the Thomas & Betts Corporation Employees' Investment Plan (the Plan), effective July 1, 1992. All assets and liabilities were transferred at fair market values. The benefits under the Plan are similar to those that had been offered under the American Electric plan.

     The Investment Plan Committee of the Corporation decided to engage The Vanguard Group as the plan trustee, effective July 1, 1992. In addition to the Thomas & Betts Stock Fund, Guaranteed Interest Fund and Equity Fund which previously existed, Plan participants are now able to participate in any or all of the Vanguard funds listed in Note 2.

2. On April 4, 1984, the Board of Directors of the Corporation adopted the Employees' Investment Plan in which eligible employees may elect to participate by authorizing a withholding of an amount equal to 1%, 2%, 3%, 4% or 5% of compensation as a basic contribution to the Plan. The Corporation contributed an amount equal to 50% of each participating employee's basic contribution through July 31, 1993. Effective August 1, 1993, the Corporation contributes 75% of the first 3% and 50% of the remaining 2% of each participating employee's basic contribution.

     Each employee who has authorized a basic contribution at the maximum rate of 5% of compensation may authorize a "supplemental contribution" of 1% to 10% of compensation. The Corporation does not make any matching contributions with respect to the amount of supplemental contributions made by the employees.

     Contributions made to the Plan are invested in seven investment funds known as the T&B Stock Fund, Vanguard Money
     Market Reserves - Federal Portfolio, Vanguard Short-term
     Government Bond Fund, Vanguard Index Trust - 500 Portfolio,
     Vanguard World Fund - U.S. Growth Portfolio, Vanguard
     Wellington Fund, and Guaranteed Interest Fund.

     (1) The T&B Stock Fund's assets are entirely invested in common stock of Thomas & Betts Corporation.

     (2) The Vanguard Money Market Reserves - Federal Portfolio is a fund that invests in short-term securities that are guaranteed or backed by the U.S. Government and its agencies.

     (3) The Vanguard Short-term Federal Bond Fund is a fund that invests in bonds issued by the U.S. Government and agency obligations.

     (4) The Vanguard Index Trust - 500 Fund is a fund that invests in the common stock of major corporations, with the view to achieve a return on investments equal to the Standard & Poor's 500 Index.

     (5) The Vanguard World Fund - U.S. Growth Portfolio is a fund that invests in high-quality, established growth stocks of companies based in the United States.

     (6) The Vanguard Wellington Fund is a balanced fund that invests in common stocks (with emphasis on "blue chip" stocks), corporate bonds, U.S. Government securities and preferred stock.

     (7) The Guaranteed Interest Fund's assets are invested with Metropolitan Life Insurance Company, First Atlanta Bank and Principal Mutual Life Insurance Company under group annuity contracts that guarantee interest at annual rates of 7.55 percent through June 30, 1994, 9.52 percent through June 30, 1993 and 9.30 percent through June 30, 1993, respectively.

     On January 1, 1990 the Corporation established a Loan Fund allowing participants in the Employees' Investment Plan with vested account balances of at least $2,000 to borrow directly from their savings. Participants may borrow up to 50% of their vested account balance or a maximum of $50,000 for a period of 1 to 5 years. The minimum loan amount allowed is $1,000. The interest rate charged is set at the prime rate plus 1% on the last day of the quarter in which the loan is approved. This rate does not change for the life of the loan. Loan repayments, both principal and interest, are deposited into the participants' investment fund(s) based on the allocation designated at the time of repayment.

     Each participating employee may direct basic and supplemental contributions in any one or more of the seven investment funds set up under the Plan. The Corporation's contribution is allocated among the seven funds in the same proportion as the employee's basic contribution. Each employee may change the amount and allocation of his contribution or reallocate existing balances among funds by notifying the Vanguard Group by phone on any business day. Changes are generally effective on the following business day.

3. As of December 31, 1993, the number of participants in each investment fund was as follows:

     Participants
           874      T&B Stock Fund
          2144      Vanguard Money Market Reserves - Federal
                    Portfolio
           258      Vanguard Federal Bond Fund
           929      Vanguard Index Trust - 500 Portfolio
           836      Vanguard World Fund - U.S. Growth Portfolio
          1264      Wellington Fund
          1171      Guaranteed Interest Fund
           653      Loan Fund

     The total number of participants in the Plan was less than the total participants shown above because many were participating in more than one fund.

4. The Corporation's contributions vest at the end of each year starting with the second year of credited service, at the rate of 25% each year. A participant in the Plan whose employment terminates for any reason before his death, attainment of age 60, or total and permanent disability is entitled to receive the vested portion, plus earnings thereon, of his Employer Contribution Account. The non-vested portion of the Employer Contribution Account will be forfeited and retained in the Plan to reduce future contributions to be made by the Corporation to the Plan. A participant is entitled to receive 100% of his own contributions plus earnings thereon. An employee who elected to participate in the Plan at July 1, 1984 (inception date) has a vested and nonforfeitable right to his Employer Contribution Account. Employees of FL Industries, Inc. hired prior to July 1, 1992 shall have a 100% nonforfeitable right to the amounts in their accounts attributable to transferred contributions from the American Electric Investment and Savings Plan and shall at all times have a 100% nonforfeitable right to the amount in their Employer Contribution accounts.

     The Board of Directors of the Corporation may terminate the Plan, in whole or in part, or permanently discontinue contributions thereunder for any reason at any time. In the case of such termination or permanent discontinuance of contributions thereunder, the participants shall be fully vested in their accounts.

5. The Internal Revenue Service has issued a determination letter to the effect that the Plan is a qualified plan under
     Section 401(a) of the Internal Revenue Code of 1986 and is exempt from income tax under Section 501(c). The Corporation intends to submit all Plan changes since the last determination to the Internal Revenue Service for determination.

6. Under the present Federal income tax laws and regulations, participants and their beneficiaries are not taxed at the time contributions are made by the Corporation under the Plan, although the Corporation will receive an immediate income tax deduction in the amount of such contribution. All earnings of the Trust Fund, realized and unrealized, are not taxable to any participant or his beneficiaries except upon a distribution by the Trust Fund.

     If a participant makes a withdrawal, generally the entire amount distributed to the withdrawing participant will be taxable to him as ordinary income. If an employee's participation in the Plan terminates, there are a number of distribution alternatives available depending upon age and vested account balance. To the extent that a distribution consists of the Corporation's securities, the portion of the distribution representing contributions to the Plan will be taxable at the time of the distribution as ordinary income while the portion of the distribution representing any unrealized appreciation in the value of the Corporation's securities will not be taxable until disposition of such shares. The participant or his beneficiaries may be able to elect to have the ordinary income portion of the distribution taxed at special rates which in most cases will be lower than the applicable ordinary income tax rates. If the participating employee has not participated in the Plan for five or more years before the year in which his participation terminates, the special election will not be available to the participant or his beneficiaries, except in the case of termination due to the participant's death.

7. Net realized gain (loss) on dispositions of investments is as follows:

                                            Vanguard
                                             Federal   Vanguard
                                   T&B     Short-Term Index Trust
                               Stock Fund  Bond Fund      500
Year ended December 31, 1993
  Amount realized             $1,448,732  $  193,339  $ 3,180,819
  Cost - first in, first out   1,492,208     192,433    3,125,173

  Net realized gain (loss)    $  (43,476) $      906  $    55,646

Year ended December 31, 1992
  Amount realized             $  856,045  $   70,937  $   430,974
  Cost - first in, first out     680,155      71,725      322,780

  Net realized gain (loss)    $  175,890  $     (788) $   108,194

Year ended December 31, 1991
  Amount realized             $  459,255  $        0  $   145,885
  Cost - first in, first out     407,722           0      115,752

  Net realized gain           $   51,533  $        0  $    30,133

                               Vanguard     Vanguard
                              World Fund   Wellington    Combined
                              U.S. Growth     Fund         Funds
Year ended December 31, 1993
  Amount realized             $1,588,842  $1,933,354  $29,863,153
  Cost - first in, first out   1,642,466   1,877,840   29,848,187

  Net realized gain (loss)    $  (53,624) $   55,514  $    14,966

Year ended December 31, 1992
  Amount realized             $1,474,975  $  305,098  $ 3,138,029
  Cost - first in, first out   1,460,664     302,811    2,838,135

  Net realized gain           $   14,311  $    2,287  $   299,894

Year ended December 31, 1991
  Amount realized             $        0  $        0  $   605,140
  Cost - first in, first out           0           0      523,474

  Net realized gain           $        0  $        0  $    81,666
/TABLE

8. Net unrealized appreciation (depreciation) of investments included in plan equity is as follows:

                                            Vanguard
                                             Federal   Vanguard
                                   T&B     Short-Term Index Trust
                               Stock Fund  Bond Fund      500
Year ended December 31, 1993
  Balance at beginning of year $ 581,924   $ (8,884)  $ 1,086,206
  Change for the year           (427,508)    (9,070)      329,520

  Balance at end of year       $ 154,416   $(17,954)  $ 1,415,726

Year ended December 31, 1992
  Balance at beginning of year  $448,937   $      0   $ 1,005,015
  Change for the year            132,987     (8,884)       81,191

  Balance at end of year        $581,924   $ (8,884)  $ 1,086,206

Year ended December 31, 1991
  Balance at beginning of year  $(24,183)   $      0  $   251,394
  Change for the year            473,120           0      753,621

  Balance at end of year        $448,937    $      0  $ 1,005,015

                               Vanguard     Vanguard
                              World Fund   Wellington    Combined
                              U.S. Growth     Fund         Funds
Year ended December 31, 1993
  Balance at beginning of year $ 257,583   $ 52,043   $ 1,968,872
  Change for the year            (89,362)   281,307        84,887

  Balance at end of year       $ 168,221   $333,350   $ 2,053,759

Year ended December 31, 1992
  Balance at beginning of year  $      0    $      0  $ 1,453,952
  Change for the year            257,583      52,053      514,920

  Balance at end of year        $257,583    $ 52,043   $1,968,872

Year ended December 31, 1991
  Balance at beginning of year  $      0    $      0   $  227,211
  Change for the year                  0           0    1,226,741

  Balance at end of year        $      0    $      0   $1,453,952

                       INDEPENDENT AUDITORS' REPORT



The Investment Plan Committee
Thomas & Betts Corporation



We have audited the financial statements of Thomas & Betts
Corporation Employees' Investment Plan as listed in the accompanying index. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas & Betts Corporation Employees' Investment Plan at December 31, 1993 and 1992, and the results of its operations and changes in plan equity for each of the years in the 3-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

                                   KPMG PEAT MARWICK

Memphis, Tennessee
June 24, 1994
                                SIGNATURES




     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                              THOMAS & BETTS CORPORATION
                              EMPLOYEES' INVESTMENT PLAN





Date:  June 27, 1994          By:/s/ Ronald P. Babcock
                                 Ronald P. Babcock
                                 Vice President - Finance